SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) in compliance with the provisions of the Securities Commission (“CVM”) Instruction No. 358, of January 3, 2002, as amended, hereby informs its shareholders and the market in general that it was approved at a meeting of the Company's Board of Directors on 29 and 30 october 2020 the fundraising by the subsidiary Companhia de Geração e Transmissão de Energia Eletrica do Sul do Brasil - CGT Eletrosul SA (“CGT Eletrosul”) through the 1st (first) issue of simple debentures, not convertible into shares, unsecured, in a single series, of the CGT Eletrosul, with a total term of 8 (eight) years in the total amount of R$ 300,000,000.00 (three hundred million reais) on the issue date, pursuant to Law No. 12,431, of June 24, 2011, as amended, Decree No. 8,874, of October 11, 2016, as amended, and Ministry of Mines and Energy Ordinance No. 364, of September 13, 2017, as amended, for public distribution with restricted effort, under the terms of CVM Instruction 476, of January 16, 2009, as amended ("Offer"), of Law 6,385, of December 7, 1976, as amended and of the other legal provisions and applicable regulations (“Operation”).

The funds raised with the Operation will be used by CGT Eletrosul in the following priority projects, as approved by the Ministry of Mines and Energy, under the terms of Ordinance No. 389, of October 27, 2020:

(i)	Project 1 - reinforcements in electricity transmission facilities, related to the Curitiba Substation;
(ii)	Project 2 - Reinforcements in Electricity Transmission facilities, related to the Areia Substation;
(iii)	Project 3 - Reinforcements in Electricity Transmission facilities, related to Ivaiporã, Siderópolis ESU, J. Lacerda-B and Joinville Substations, and 138 kV Biguaçu - Itajaí Fazenda Transmission Line.
(iv)	Project 6 - Reinforcements in Electricity Transmission facilities, related to Foz do Chapecó, Sarandi, Londrina ESU, Guaíra, Cascavel Oeste, Siderópolis ESU and Caxias Substations, to the 230 kV Transmission Line Londrina ESUL - Maringá C1, Transmission Line Cascavel Oeste - Guaíra - C1, Transmission Line 230 kV Monte Claro - Nova Prata 2 - C1 and C2, Transmission Line 230 kV Nova Prata 2 - Vila Maria - C1 and C2 and Transmission Line 230 kV Passo Fundo - Vila Maria - C1 and C2;
(v)	Project 13 - Reinforcements in Electricity Transmission facilities, related to Areia, Alegrete, Atlântida 2, Anastácio, Biguaçu, Caxias, Caxias Sul 5, Campos Novos, Canoinhas ESU, Curitiba, Farroupilha, Forquilhinha, Gravataí, Gravataí 2, Itá, Ivaiporã, Jorge Lacerda B, Lageado Grande, Missões, Nova Santa Rita, Osório 2, Passo Fundo, Santa Cruz 1, Santo Ângelo, Sede (Eletrosul Operations Center) e Tapera 2;
(vi)	Project 16 - Reinforcements in Electricity Transmission facilities, related to the Farroupilha Substation; and
(vii)	Project 17 - Reinforcements in Electricity Transmission facilities, related to the Blumenau Substation.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

This Relevant Fact is disclosed by the Company for information purposes only, under the terms of the regulations in force, and should not be interpreted or considered, for all legal purposes, as a material or sales or offer effort.

Such operation depends on the approval of the Extraordinary General Meeting of the subsidiary CGT Eletrosul to be called. The Company will keep the market informed about the progress of the Offer, in accordance with the applicable regulations.

Rio de Janeiro, October 30, 2020

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.